FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of, the Introduction of Countermeasures Against Large-Scale Acquisition of KONAMI CORPORATION Shares (Takeover Defense Measures) which was filed with the Tokyo Stock Exchange on May 22, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Representative Director and CFO

(Translation)

Translation: This English translation has been prepared for general reference purposes. The Company is not responsible for any consequence resulting from the use of the English translation in place of the original Japanese text. In any legal matter, readers should refer to and rely upon the original Japanese text of the press release dated as of May 22, 2007.

May 22, 2007

KONAMI CORPORATION

Representative:	Kagemasa Kozuki,
Representative Director and CEO

Code Number:	9766 the first section of the Tokyo Stock Exchange

Media Contact:	Noriaki Yamaguchi,
Representative Director and CFO

Telephone Number:	03-5770-0573

Introduction of Countermeasures Against Large-Scale Acquisition of KONAMI

CORPORATION Shares (Takeover Defense Measures)

KONAMI CORPORATION (the “Company”) hereby announces that its board of directors has resolved in a meeting held on May 22, 2007 the details of “Countermeasures against any large-scale acquisition of shares in the Company (takeover defense measures)” (the “Plan”), as the “Basic policy regarding the persons who control decisions of the Company’s financial and business policies” (as defined in the main paragraph of Article 127 of the Enforcement Regulations of the Corporate Law, the “Basic Policy”) and “An initiative to prevent decisions of the Company’s financial and business policies from being controlled by persons regarded as inappropriate under the Basic Policy” (Article 127, paragraph 2, sub-paragraph (ro) of the Enforcement Regulations of the Corporate Law), this Plan has the purpose of ensuring and enhancing the corporate value of the Company and, in turn, the common interests of shareholders. The Plan shall be introduced subject to approval of shareholders at the 35th Ordinary General Meeting of Shareholders of the Company scheduled to be held on June 28, 2007. Introduction of the Plan has been approved by the Company’s auditors (all of whom are outside auditors) on the condition that the specific operation of the Plan be properly implemented.

1.	Background to the establishment of the Basic Policy and Introduction of the Plan

(1)	Business Characteristic of the Company (The Source of the Company’s Corporate Value)

We place priority on our following corporate goal: “We, Konami Group of Companies (the “Group”), aim to be a business group from which people all around the world have high expectations, through creating and providing people with ‘Valuable Time’. The principal management policies of the Group are to focus on shareholders, to maintain a good relationship with stakeholders including shareholders, and to contribute to society as a good corporate citizen. The Group’s desire to deliver wonder and excitement to people all over the world through the creation and provision of “Valuable Time” built the present-day basis of the Company and is its enduring corporate philosophy. In the “Digital Entertainment Business”, “Health Service Business” and “Gaming & System Business”, the Group is commercially expanding and, with continued advances in network environments, various kinds of user information are coming to be shared and communities are forming globally, accompanied by a diversification of preferences. The Company moved to a holding company structure on March 31, 2006 for the purpose of maximizing products and services it produces in the areas of “Entertainment” and “Health”, with management and executive functions clearly separated. It has endeavored to establish a corporate structure which can respond quickly to changes in users’ demands and improve corporate value. Intending to further improve efficiency of operations and aiming at integration o by enhancing communication within the Group, the Company centralized its offices, which were previously dispersed in various places in Tokyo, in Tokyo Midtown in April 2007.

Pursuant to the specific management policies of “International Standards”, “Fair Competition” and “Pursuit of High Profits”, the Group is endeavoring to ensure and improve corporate value and the common interests of shareholders by further aiming to optimize use of the Group’s management resources and continuously and stably growing and expanding the sources of corporate value.

(2)	Basic Policy

The Company believes that, since we have decided to have the shares of the Company be available to be sold or purchased through public exchanges, the decision on whether to accept any proposal of a large-scale acquisition of shares in the Company, and accordingly the method of gaining control over the Company, should ultimately be made based on the will of the shareholders. On the other hand, as stated in (1) above, the Company believes that, in order to utilize the accumulated management resources at a maximum level, which is the source of corporate value, construction of the common interests of shareholders and enhancement of the Group’s brand value, it is essential to have stable management from a mid-to-long term perspective and sufficient understanding of accumulated management resources. Therefore, we think that if the one controlling the decisions of the Company’s financial and business policies lacks sufficient understanding about the Company, the corporate value of the Company and, in turn, the common interests of its shareholders would be harmed.

We believe that, although the Company engages in IR activity for shareholders and investors to help their understanding about the proper value of the shares of the Company, it is very important for shareholders in order to make proper decisions on whether or not to accept a sudden proposal of a large-scale acquisition to ensure the provision of necessary and sufficient information, as well as time enabling them to make a proper decision which will be achieved by provision of sufficient information by such a large-scale acquirer, and the evaluation and opinion, etc. thereon by the board of directors of the Company who have a sufficient understanding of the business characteristics of the Company. In addition, we think that information such as the effect of such large-scale acquisition upon the Company, the management policy and substance of business plans of the large-scale acquirer in case it participates in the management of the Company, and the opinion of the board of directors of the Company regarding such acquisition, is important for the shareholders of the Company who intend to hold the shares of the Company on a long term basis. From these points of view, the Company, for the purpose of ensuring and enhancing corporate value and the common interest of shareholders, believes it is necessary for the shareholders of the Company in making a determination that the large-scale acquirer who proposes a large-scale acquisition provide the board of directors of the Company with the necessary and sufficient information about such acquisition beforehand, and that there is a certain evaluation period during which the board of directors of the Company makes an evaluation before the proposal passes subject to certain rules set forth and disclosed by the Company beforehand (Please refer to 3. (4) below for detail, the “The Large-scale Acquisition Rule”).

Based on the foregoing, we believe that in the event that a large-scale acquirer does not comply with the Large-scale Acquisition Rule, or in the exceptional case where there is a possibility that the corporate value or common interest of shareholders of the Company would be significantly impaired even if the large-scale acquirer complies with the Large-scale Acquisition Rule, it is necessary to ensure and enhance corporate value and the common interest of shareholders of the Company by taking an appropriate measure to the extent permitted by laws and regulations and the articles of incorporation when it is inappropriate for such large-scale acquirer to be a person who controls the decisions of the Company’s financial and business policies.

The Company has decided to make the foregoing matter as part of its e Basic Policy.

At this point, the Company has not received any notice, approach or suggestion, etc. of a large-scale acquisition by any particular third party.

2.	Efforts for Ensuring and Enhancing Corporate Value and Common Interests of Shareholders

(1)	Moving to a Holding Company System

The Group has achieved various reforms in recent years such as restructuring the Digital Entertainment Business through the merger with game software producing and sales subsidiaries, and restructuring of the Health Service Business in response to growing health awareness, aiming at constructing a system to develop its management strategy for the next ten years. In completing the group restructuring, the Company and the Group moved to a holding company structure on March 31, 2006 and commenced a new style of management under a holding company structure with three main business segments: “Digital Entertainment Business”, “Health Service Business” and “Gaming & System Business”. The reason for selecting a holding company structure is that the Company considered it necessary to develop into a flexible business entity in response to rapidly changing market circumstances. While international standardization of accounting standards requires a shift to full-fledged consolidated management, the ubiquitous information society has been widespread in the entertainment industry, with the diffusion of broadband and innovation of digital technology and communication technology. In addition, people are increasingly concerned with the maintenance and control of their own health, based on the continued ageing of society and medical and welfare system reforms. Hence we seek to employ a style of business management that takes on future changes in advance, while the holding company is tasked with formulation of management strategy of the Group as a whole and checking the performance of each operating company, and the operating companies implement management by making timely decisions in their business fields. Also, the Company seek to realize “Further improvement of transparency of management”, “Structure of expeditious management system” and “System of thorough responsibility for revenue”, which are the merits of a holding company system, at a maximum level, and fulfill the social responsibility of the Group as well as enhance the corporate value of the Group and shareholders’ value.

The Company will, through the efforts stated above, try to ensure and enhance corporate value and the common interest of shareholders.

(2)	Establishment of midterm plan

In the midterm plan for the fiscal year ending March 2009, the Company set a target of 330 billion yen in consolidated net sales, 45 billion yen in consolidated operating profit and 26 billion yen in consolidated net profit. To achieve this midterm plan, we, in our Digital Entertainment Business, constantly aim to create new and attractive contents, and at the same time, maximize the benefits by actively promoting a multifaceted expansion of the contents supported by users. In our Health Services Business, in addition to more effective facility management based on a system with appropriate measures of profitability, including advance depreciation of expenses, etc.. We will also focus on new businesses such as distribution of health goods (fitness machines, care prevention machines, supplements, etc.), services for the elderly and health promotion business. In our Game and System Business, together with providing gaming machines to the expanding global market, we will build a solid revenue base by securing fixed income sources such as casino management system and profit-share style sales. We hope to achieve our midterm plans by strongly promoting our three businesses.

We believe these efforts based on the midterm plan will reduce the risk of the appearance of a large-scale acquirer who would seriously undermine the Company’s corporate value and the common interest of shareholders, and are deemed to conform with the above Basic Policy.

(3)	Reinforcement of corporate governance

The Company has the basic policy of business management to “value shareholders” and “maintain a good relationship with stakeholders, including shareholders, and contribute to society as a good citizen”. We recognize that the reinforcement of corporate governance is a vital mechanism to maintain and develop such basic policy, and we constantly work on structural improvements complying with the strictest standard at the time. In recent years, while the legal system of Japan on corporate governance has been rapidly changing, in 2002, shares of the Company were listed on the New York Stock Exchange, which employs strict listing standards, and the Company has developed a structure complying with the Sarbanes-Oxley Act of 2002 of the U.S.A. (“SOX”), which was established to tighten regulations for audit systems, corporate governance, disclosure, etc. After that, we steadily proceeded with preparations to comply with the Japanese version of SOX, or the Financial Instruments and Exchange Law of Japan (“J-SOX”), which will be to similar to SOX. Also, in making structural improvements, we stress mostly the establishment of a system with efficiency and reliability and the development of an organizational environment which can prevent any fraudulence and illegality through high ethical standards of each corporate staff member.

We believe such efforts will enhance the Company’s corporate value and, as a result, will reduce the risk of the appearance of a large-scale acquirer who would seriously undermine the Company’s corporate value and the common interest of shareholders, and are deemed to conform with the above Basic Policy.

3	Purpose of the introduction of the Plan

(1)	Purpose and necessity of the introduction of the Plan

As stated in paragraph 2 above, the Company continues to promote our efforts to enhance corporate value and to secure the common interests of shareholders on the basis of mid-to-long term management strategies under a holding company structure. However, in recent years, due to the unwinding of cross shareholding, the development of a new legal system and a change in corporate culture, there has emerged a trend of sudden hostile acquisitions of large quantities of shares without any process of discussion with the management of the target company or obtaining the approval thereof, has.

As stated in the Basic Policy in paragraph 1 (2) above, the Company is a public company and we believe that the decision on whether to accept any proposed large-scale acquisition of shares of the Company should ultimately be made by shareholders. However, the Company considers that in order to enhance its corporate value continuously and to protect the common interest of shareholders, it is important for each segment of the Company to create synergy and enhance the brand of the entire Group. Also, an understanding of the Company’s corporate value with the expert knowledge/skill/know-how of “amusement” and “health”, which has been acquired over the years, would be difficult to obtain without understanding of the Company’s business characteristics.

Given this factor, as stated in paragraph 1 (2) above, the Company considers that anyone who conducts a large-scale acquisition of its shares should, to help the decision of shareholders, provide the Company’s board of directors with necessary and sufficient information regarding such action complying with the Large-scale Acquisition Rule which will be established and publicized by the Company, and should commence such acquisition only after the elapse of a certain evaluation period during which the evaluation will be made by the Company’s board of directors.

As of March 31, 2007, 25% of the Company’s issued and outstanding shares (except for treasury shares) were held by foundations and financial groups in which the Company’s board members are engaged. However, since the Company is a public company, we cannot deny the possibility that such foundations and financial groups would decide to sell or transfer the Company’s shares in the future. Also, in the process of the Group’s growth in the future, there is a possibility of fund raising from capital markets and, in that event, the shareholding ratio of the above shareholders would be diluted.

These reasons indicate that transferability of the Company’s shares would be increased further and, accordingly, there is an undeniable possibility of a large-scale acquisition undermining the Company’s corporate value, including the interests of shareholders, customers, business partners, employees and other stakeholders, and by extension, undermining the common interests of shareholders.

Based on the above, the Company’s board of directors has decided to introduce the Plan, conditional to the approval of shareholders at the 35th general meeting of the shareholders. The status of the Company’s major shareholders as of March 31, 2007 is as stated in the exhibit 3 “Present Status of Major Shareholder of the Company” attached hereto.

(2)	Outline of the Plan

The Plan consists of the following: in case that a large-scale acquisition of the Company’s shares are conducted, in order to ensure information and the time necessary and sufficient for the shareholders to make an appropriate decision, the Company’s board of directors may apply the “Large-scale Acquisition Rule” (see section (4) below for details) which requires submission of information with respect to the large-scale acquisition and ensures time for evaluation and investigation. In addition, the Large-scale Acquisition Rule requires the Large-scale Acquirer to comply with the rule, and determines the response policy for in case of both compliance and non-compliance of the Large-scale Acquisition Rule by the large-scale acquirer, and if necessary, implements an appropriate countermeasure to protect the Company’s corporate value and the common interests of shareholders such as gratis allotment of Stock Acquisition Right with discriminative condition to exercise. In case of non-implementation of countermeasures, a decision of shareholders will be sought after the period stated in the Rule has elapsed.

(3)	Targeted Large-scale Acquisition

The Plan shall be applied if there is an action that falls under (a) or (b) below, or an action or a proposal similar to it (hereinafter “Large-scale Acquisition”), provided, however, that acquisitions to which the Company’s board of directors agree in advance shall not be included in such actions. One who conducts a Large-scale Acquisition shall be called a “Large-scale Acquirer”.

(a)

An Acquisition that would result in the holding ratio of share certificates, etc.(kabuken tou hoyuu wariai)[1] of a holder (hoyuusha)[2] amounting to 20% or more of the share certificates, etc. (kabuken tou)[3] issued by the Company; or

(b)

An acquisition[4] that would result in the owning ratio of share certificates, etc. (kabuken tou shoyuu wariai)[5] of share certificates, etc.(kabuken tou)[6] relating to the acquisition and the owning ratio of share certificates, etc. of a person having a special relationship (tokubetsu kankei-sha)[7] totaling at least 20% of the share certificates, etc. issued by the Company.

[1]

Defined in Article 27-23(4) of the Securities and Exchange Act of Japan. In this case, the amount of owned shares (defined in Article 27-23(4) of the Securities and Exchange Act of Japan) by joint holders of applicable holder (joint holders defined in Article 27-23(5) therein, including persons who are treated as joint holders based on the Article 27-23(6) therein (including persons considered to fall under this provision by the board of directors of the Company) This definition is applied throughout this document.) shall be added. This definition is applied throughout this document.

[2]

Including persons described as a holder under Article 27-23(3) of the Securities and Exchange Act of Japan (including persons considered to fall under this provision by the board of directors of the Company). This definition is applied throughout this document.

[3]	Defined in Article 27-23(1) of the Securities and Exchange Act of Japan. Unless otherwise provided for in this document, this definition is applied throughout this document.
[4]	Defined in Article 27-2(1) of the Securities and Exchange Act of Japan. This definition is applied throughout this document.
[5]	Defined in Article 27-2(8) of the Securities and Exchange Act of Japan. This definition is applied throughout this document.
[6]	Defined in Article 27-2(1) of the Securities and Exchange Act of Japan. This definition is applied in (b).
[7]

Defined in Article 27-2(7) of the Securities and Exchange Act of Japan (including persons considered to fall under this provision by the board of directors of the Company); provided, however, that persons provided for in Article 3(1) of the Cabinet Office Regulations concerning Disclosure of a Tender Offer by an Acquirer other than the Issuing Company are excluded from the persons described in Article 27-2(7)(i) of the Securities and Exchange Act of Japan. This definition is applied throughout this document.

With regard to the total number of voting rights (defined in Article 27-2(8) of the Securities and Exchange Act of Japan) and the total number of shares issued (defined in Article 27-23(4) of the Securities and Exchange Act of Japan) used for the calculation of each stock certificated, etc. owned, those written in an annual securities report, semi-annual report, status report on purchase of the Company’s own share and other documents which were most recently submitted in accordance with the Securities and Exchange Act of Japan (including its successive laws. The same shall apply throughout this document).

(4)	Details of the Large-scale Acquisition Rule

(1)	Request for the provision of the Large-scale Acquisition information

The Company will require any Large-scale Acquirer to submit to the Company’s board of directors, in a form prescribed by the Company, before effecting the Acquisition, a written undertaking that the Large-scale Acquirer will comply with the procedures established by the Large-scale Acquisition Rule (hereinafter the “Statement of Intention”). Within 10 business days from the receipt of such Statement of Intention, the board of directors delivers to the Large-scale Acquirer a list of Large-scale Acquisition information which should be provided initially by the Large-scale Acquirer. If the Company’s board of directors determines that the information provided is insufficient as Large-scale Acquisition information, it may fix an appropriate deadline for response and request the Large-scale Acquirer to provide additional Large-scale Acquisition information after consulting with the Independent Committee stated in paragraph 5 (1) below as necessary. Also, the fact that there is a proposal for a Large-scale Acquisition, as well as the information provided to the Company’s board of directors, shall be disclosed in whole or in part at a time deemed appropriate.

Some items of the Large-scale Acquisition information to be provided by the Large-scale Acquirer shall be as follows.

(a)	Details (specifically including name, capital structure and financial position) of the Large-scale Acquirer and its group (including joint holders, persons having a special relationship and, in the case of funds, partners and other constituent members).

(b)	The purpose, method and terms of the Acquisition (including the price and type of the consideration for the Acquisition, the timeframe of the Acquisition, the scheme of any related transactions, the legality of the Acquisition method, and the probability that the Acquisition will be effected).

(c)	The basis for the calculation of the purchase price of the Acquisitions (including the underlying facts and assumptions of the calculation, the calculation method, the numerical data used in the calculation, and the details and calculation base of any expected synergetic effect from any series of transactions relating to the Acquisition (including the synergetic effect that is to be shared with other shareholders) as employed in the calculation).

(d)	Financial support for the Acquisition (specifically including the name, financing methods and the terms of any related transactions of the funds providers for the Acquisition (including all indirect funds providers))

(e)	Post-Acquisition management policy, business plan, financial plan, capital and dividend policies for the Company and the Group.

(f)	Post-Acquisition policies dealing with the Company’s and the Group’s employees, trade union, customers, business partners, local community and any other stakeholders.

(g)	Specific measures to avoid any conflict of interest with other shareholders in the Company

(h)	Items regarding compliance with the “Act on Prohibition of Private Monopolization and Maintenance of Fair Trade” and other laws.

(i)	Any other information that the Company’s board of directors or the Independent Committee reasonably considers necessary

All the provided information, notice/contact and negotiation to and with the Company’s board of directors, including the Statement of Intention, only if in Japanese, shall be deemed to be valid.

(2)	Evaluation and Consideration of Acquisition terms

(i)	Evaluation and Consideration by the Company’s board of directors

The Company’s board of directors shall be, after the Large-scale Acquirer completes the provision of the Large-scale Acquisition information to the Company’s board of directors, given the following period of time for evaluation, consideration, negotiation, opinion making and preparation of an alternative proposal (hereinafter the “Evaluation Period of Acquisition”) in accordance with the degree of difficulty for evaluating and considering the Large-scale Acquisition. Accordingly, the Large-scale Acquisition shall commence only after the elapse of the Evaluation Period of Acquisition.

(a)	In case of acquisition of all of the Company’s share certificates, etc. through a tender offer with the consideration being cash (in yen) alone: 60 days

(b)	In cases of other Large-scale Acquisition : 90 days

During the Evaluation Period of Acquisition, the Company’s board of directors will fully evaluate and review the Large-scale Acquisition information provided while, as deemed necessary, receiving advice from outside experts (including financial advisors, certified public accountants, lawyers, consultants and other experts), and shall carefully organize and publish the Company’s opinion. Further, the Company’s board of directors may negotiate the terms of the Acquisition with the Large-scale Acquirer as necessary and may present its own alternative plan to the shareholders.

(ii)	The Independent Committee consideration and recommendation to the Company’s board of directors

The Company’s board of directors, in addition to the evaluation and consideration described in (i) above, upon taking receipt of the Large-scale Acquisition information from the Large-scale Acquirer, will consult the Independent Committee on consideration of the terms of Large-scale Acquisition, information gathering and comparative investigation regarding business plans of the Company’s board of directors and the Large-scale Acquirer, and the propriety of taking a countermeasure.

The Independent Committee shall, during the Evaluation Period of Acquisition, evaluate the terms of the Acquisition from the perspective of securing and improving the Company’s corporate value and common interests of the shareholders, and, in accordance with “Countermeasure Policy in Case of a Large-scale Acquisition” described in chapter (5) below, make recommendations, including the propriety of taking a countermeasure, to the Company’s board of directors.

The Independent Committee may, as necessary, receive advice from outside experts upon the consideration of the terms of the Acquisition and make a recommendation to the board of directors. Additionally, if the Independent Committee, itself or through the Company’s board of directors, requests the Large-scale Acquirer to provide materials for consideration or any other information, or to discuss and negotiate with the Independent Committee, the Large-scale Acquirer shall promptly respond to such request.

In case the Independent Committee does not reach a recommendation for either the implementation or non-implementation of countermeasures by the expiry of the Evaluation Period of Acquisition, the Independent Committee will, to the reasonable extent that it is necessary for actions such as consideration of the terms of Large-scale Acquisition, negotiation with the Large-scale Acquirer and preparation of alternative proposal, pass a resolution to extend the Evaluation Period of Acquisition. In that case, the Company shall promptly disclose the specific period and the reason for such extension. Also, the same procedure shall be taken if further extension of period is needed after such extension.

(3)	Resolutions of the Company’s board of directors

The Company’s board of directors will pass a resolution relating to the implementation or non-implementation of the countermeasures, taking into consideration any recommendation of the Independent Committee to the maximum extent. For the board of directors’ resolution to implement countermeasures, prior approval by the majority of the corporate auditors shall be required. Promptly after passing such resolution, the Company’s board of directors will disclose an outline of its resolution, and any other matters that the board of directors considers appropriate.

(5)	Countermeasure policy in response to the Large-scale Acquisition

(i)	In the case where a Large-scale Acquirers does not comply with the Large-scale Acquisition Rule

If a Large-scale Acquirer does not comply with the Large-scale Acquisition Rule, regardless of the specific acquisition method, the board of directors may take appropriate measures provided for in the Corporate Law or any other laws and the Articles of Incorporation of the Company as countermeasures to the Large-scale Acquisition in order to protect the corporate value of the Company and the common interests of the shareholders. As one of such measures, the Company may implement the gratis allotment of Stock Acquisition Rights asset out below at section 6, ‘Outline of Countermeasures’. The board of directors will determine whether or not the Large-scale Acquirer complies with the Large-scale Acquisition Rule, and the propriety of the countermeasures and its specific method by referring to advice from outside experts, etc. and respecting the recommendation of the Independent Committee to the maximum extent possible.

(ii)	In the case where a Large-scale Acquirers complies with the Large-scale Acquisition Rule

If a Large-scale Acquirer complies with the Large-scale Acquisition Rule, the board of directors will not, in principle, trigger the countermeasures to the Large-scale Acquisition even if it opposes such Acquisition. However, the board of directors may express opposition to the Large-scale Acquisition, offer alternative proposals or explain to the shareholders. The shareholders will be required to determine whether to accept the acquisition proposal of the Large-scale Acquirer, taking into consideration details of such proposal and the opinions of the Company’s board of directors with respect to the proposal and any alternative proposal presented by the Company.

However, even if the Large-scale Acquirer complies with the Large-scale Acquisition Rule, when the Large-scale Acquisition is deemed to have a material adverse effect on the corporate value of the Company and the common interests of the shareholders, the Company’s board of directors may take appropriate exceptional measures to protect the corporate value of the Company and the common interests of the shareholders as countermeasures to such Acquisition. As one of such appropriate measures, the Company may implement the gratis allotment of Stock Acquisition Rights as set out below in section 6, ‘Outline of Countermeasures’. Specifically, if it is considered that the Large-scale Acquisition falls under any of the items below, the Company will deem that such Acquisition has a material adverse effect on the corporate value of the Company and the common interests of the shareholders. If it is considered that the Large-scale Acquisition does not fall under any of the items below, the Company will not trigger the countermeasures. The board of directors will determine the propriety of the countermeasures and the specific method, by referring to advice from outside experts, etc. and respecting the recommendation of the Independent Committee to the maximum extent possible.

(a)	A buyout of share certificates that require such share certificates to be compulsorily purchased by the Company at an inflated price;

(b)	Management that achieves an advantage for the Large-scale Acquirer to the detriment of the Company, such as temporary control of the Company’s management for the low-cost acquisition of the Company’s material assets;

(c)	Diversion of the Company’s assets to secure or repay debts of the Large-scale Acquirer or its group company;

(d)	Temporary control of the Company’s management to bring about a disposal of high-value assets that have no current relevance to the Company’s business, and declaring temporarily high dividends from the profits of the disposal, or selling the shares at a high price taking advantage of the opportunity afforded by the sudden rise in share prices created by the temporarily high dividends;

(e)	Certain acquisitions that threaten to have the effect of forcing shareholders into selling share certificates, such as coercive two-tiered tender offers (meaning acquisitions of share certificates, including tender offers that do not offer to acquire all shares in the initial acquisition, and set unfavorable acquisition terms for the second stage or do not set clear terms for the second stage);

(f)	Acquisitions whose terms (including amount and type of consideration, the acquisition schedule, the legality of the acquisition method, the probability of the acquisition being effected) are significantly inadequate or inappropriate in light of the Company’s intrinsic value; or

(g)	Acquisitions that materially threaten to harm the corporate value of the Company and, in turn, the common interests of shareholders by destroying relations with stakeholders of the Company such as employees, customers, business partners and creditors, which are indispensable for realization of a continuous rise in the corporate value.

(iii)	Suspension of triggering countermeasures

The board of directors may hold discussions or negotiations with the Large-scale Acquirer as necessary and, even after the board of directors determines the gratis allotment of Stock Acquisition Rights as countermeasures, if the board of directors determines that it is not reasonable to trigger the countermeasures, including cases where the Large-scale Acquirer offers a material change in the matters upon which the decision on the acquisition proposal was made, and there is no Large-scale Acquisition, may suspend the countermeasures such as the gratis allotment of Stock Acquisition Rights. With regard to the effects on shareholders and investors in the case of such suspension of triggering countermeasures, please see section 6 (2) set out below.

(6)	Outline of countermeasures (gratis allotment of the Stock Acquisition Rights) An outline of the gratis allotment of the Stock Acquisition Rights as countermeasures to the Large-scale Acquisition in the Plan is as follows.

(i)	Shareholders eligible for allotment and number of the Stock Acquisition Rights

The Company will implement a gratis allotment of the Stock Acquisition Rights to those shareholders other than the Company who appear or are recorded in the Company’s final register of shareholders or register of beneficial shareholders on a certain date determined by the Company’s board of directors (the “Record Date of Allotment”), at a ratio of one Stock Acquisition Right for every one share held.

(ii)	Effective date of gratis allotment of the Stock Acquisition Rights

The Company’s board of directors will determine the effective date of the gratis allotment of the Stock Acquisition Rights in the gratis allotment resolution.

(iii)	Type and number of shares to be acquired upon exercise of the Stock Acquisition Rights

The type of shares to be acquired upon exercise of Stock Acquisition Rights shall be common stock of the Company, and the number of shares of the Company to be acquired upon exercise of each Stock Acquisition Right shall be a number determined by the board of directors less than one share per one Stock Acquisition Right; provided, however, that if the Company conducts a stock split or reverse stock split, it shall make necessary adjustments.

(iv)	Total number of the Stock Acquisition Rights for allotment

The total number of Stock Acquisition Rights for allotment will be the number determined by the board of directors up to the issued shares of the Company on the Record Date of Allotment (excluding the number of shares of the Company held by itself at the same time).

(v)	The amount to be contributed upon exercise of the Stock Acquisition Rights

The amount to be contributed upon exercise of each Stock Acquisition Right shall be an amount determined by the board of directors no less than one (1) Yen.

(vi)	Restriction of assignment of the Stock Acquisition Rights

Any acquisition of Stock Acquisition Rights by assignment requires the approval of the Company’s board of directors.

(vii)	Exercise period of the Stock Acquisition Rights

The commencement date will be a date determined by the board of directors in the gratis allotment resolution, and the period will be a period from one month to three months as determined by the Company’s board of directors.

(viii)	Conditions for Exercise of Stock Acquisition Rights

Principally, the following parties (a) through (d) below (the “Nonqualified Persons”) may not exercise the Stock Acquisition Rights:

(a)	the Large-scale Acquirer;

(b)	joint holders of the Large-scale Acquirer;

(c)	persons having a special relationship with the Large-scale Acquirer; or

(d)	any affiliated party of any party falling under (a) through (d) (a person to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the Company’s board of directors to act in concert with such given party).

(ix)	Acquisition of the Stock Acquisition Rights by the Company

With regard to the Stock Acquisition Rights, on a day that falls on a date determined by the Company’s board of directors, the Company may set the conditions of acquisition which provide that the Company may acquire all of the Stock Acquisition Rights that have not been exercised before or on the day immediately prior to the date determined by the Company’s board of directors, that are held by parties other than the Nonqualified Persons and, in exchange, deliver shares of the Company in the number of the applicable Number of Shares for every Stock Acquisition Right. In this case, if, after the date upon which the acquisition takes place, the Company’s board of directors recognizes the existence of any party holding the Stock Acquisition Rights other than Nonqualified Persons, the Company may, on a day falling on a date determined by the Company’s board of directors after the date upon which the acquisition by the Company takes place, acquire all of the Stock Acquisition Rights held by that party that have not been exercised by or on the day immediately prior to a date separately determined by the Company’s board of directors (if any) and, in exchange, deliver shares of the Company in the number of the applicable Number of Shares for every one Stock Acquisition Right. The same will apply thereafter.

4.	Effective period and amendment and abolition of the Plan

The Plan will become effective upon approval by the majority of voting rights of the shareholders present at the 35th Ordinary General Meeting of Shareholders to be held on June 28, 2007. If the Plan is approved at the meeting, its effective period will be for a period of three (3) years from the end of such meeting to the end of the ordinary general meeting of shareholders relating to the fiscal year ending March 2010.

If the board of directors passes a resolution to abolish the Plan, even during the effective period of the Plan, based on the recommendation of the Independent Committee or the board of directors’ own decision, the Plan will be abolished at that time. Even during the effective period of the Plan, if a change in the Plan is necessary, the Company will review the Plan in accordance with the recommendation of the Independent Committee from time to time, and seek the shareholders’ judgment as to the change at the nearest ordinary general meeting of shareholders to be held. If the Plan is abolished or amended, the Company will promptly disclose facts including the fact that such abolition or amendment has taken place, and (in the event of an amendment) the details of the amendment and any other matters.

5.	Rationale of the Plan

(1)	Establishment of the Independent Committee

In order to eliminate arbitrary triggering by the board of directors of the Company and ensure the fairness and reasonableness of the procedures and decisions, the Company will establish the Independent Committee, which will consist of outside directors, outside auditors or outside experts. The Independent Committee, as an advisory body to the board of directors, will check whether the Large-scale Acquisition Rule is complied with, consider details of acquisition and countermeasures, and recommend to the board of directors whether the countermeasures should be triggered. The Independent Committee will make decisions with regard to the evaluation and consideration of the matter pursuant to the ‘Countermeasure Policy in Case of the Large-scale Acquisition’ set out above at section 3 (5), and the board of directors of the Company will respect the recommendation of the Independent Committee to the maximum extent possible.

The number of the Independent Committee members will be no less than three (3) in principle, and the term of office of the members will be until the end of the meeting of the board of directors held immediately following the latest Ordinary General Meeting of Shareholders relating to the fiscal year ended within one (1) year from election in principle (With regard to outline of the Rules of the Independent Committee and names and career summaries of initial members of the Independent Committee, please see Exhibit 1 and Exhibit 2, respectively.).

(2)	Placing value on the intent of Shareholders

The Company will introduce the Plan subject to approval by the shareholders at the Ordinary General Meetings of Shareholders in order to reflect the intent of the shareholders on the Plan. As set out above in section 4, ‘Effective period and amendment and abolition of the Plan,’ even before expiration of the effective period, the Plan may be abolished by a resolution of the Company’s board of directors.

(3)	Advice of outside experts

The board of directors, auditors and the Independent Committee of the Company may obtain advice from independent experts such as financial advisors, certified public accountants, lawyers, consultants, etc. at the Company’s expense, if necessary, in order to enhance the fairness and reasonableness of the consideration and decisions by the Board or Directors, Auditors and the Independent Committee.

(4)	Establishment of reasonable objective requirements

As set out above in section 3 (5), ‘Countermeasure Policy in Case of the Large-scale Acquisition’, the countermeasures of the Plan are established so that they will not be triggered unless the predetermined reasonable objective requirements have been satisfied, and maximum value will be placed on recommendation of the Independent Committee, to ensure a structure to eliminate arbitrary triggering of countermeasures by the board of directors of the Company.

(5)	Satisfying the requirements of the Guidelines for Takeover Defense Measures

The Plan satisfies the three principles set out in the “Guidelines Regarding Takeover Defense for the Purposes of Ensuring and Enhancing Corporate Value and Shareholders’ Common Interests” released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

(6)	No dead-hand takeover defense measures

As stated in section 4, ‘Effective period and amendment and abolition of the Plan’, the Plan may be abolished at any time by the board of directors composed of directors elected by a General Meeting of Shareholders of the Company, and the Plan is set up so that the Large-scale Acquirer may elect, at a General Meeting of Shareholders of the Company, directors nominated by that person and, through a resolution of the board of directors of the Company attended by the so-elected directors, that person may abolish the Plan. Therefore, the Plan is not a dead-hand takeover defense measure (a takeover defense measure in which even if a majority of the members of the board of directors are replaced, the triggering of the measure cannot be stopped).

(7)	The Company’s decision in respect of the Plan

The Plan provides for the details of the Large-scale Acquisition Rule, and the action policy and the countermeasure when a Large-scale Acquisition is made. It also prescribes that in order to enable the shareholders to make a decision whether or not to accept the Large-scale Acquisition, the Acquirer who makes the Large-scale Acquisition shall provide information and launch such Acquisition only after a certain evaluation period set by the board of directors of the Company has passed, and that the board of directors of the Company may take countermeasures against such Acquirer who does not comply with such provisions. It is also prescribed that even if the Acquirer complies with the Large-scale Acquisition Rule, when the Large-scale Acquisition is deemed to have a material adverse effect on the corporate value of the Company or the common interests of the shareholders, the Company may also take countermeasures against such Acquisition. Based on the above, we believe that the Plan is in conformity with the Basic Policy. In addition, based on (1) to (6) above, we believe that the Plan does not adversely affect the common interests of the shareholders nor has as its aim the protection of offices of the officers of the Company.

6.	Impact on shareholders and investors

(1)	Impact on shareholders at the time of introduction

At the time of the introduction of the Plan, the Plan will have no direct or specific impact on shareholders, since no actual allotment of Stock Acquisition Rights without contribution will be made.

The Large-scale Acquisition Rule intends to provide the necessary information for shareholders to decide whether or not to accept the proposal of the Large-scale Acquisition and the opinion of the Company’s board of directors who is actually engaging in the management of the Company, and to secure an opportunity for the shareholders of the Company to be presented an alternative proposal. On this point, the shareholders of the Company can make a proper decision whether or not to accept the proposal of the Large-scale Acquisition only with sufficient information, which will accordingly contribute to the protection of the corporate value of the Company and the common interest of shareholders. Based on the above, we believe that the establishment of the Large-scale Acquisition Rule is unavoidable for the shareholders of the Company and the investors to make a proper investment decision, and contributes to the interests of the shareholders of the Company and investors. As stated in 3.(5) above, since the action policy of the Company may change depending upon whether the Large-scale Share Acquirer is subject to the Large-scale Acquisition Rule or not, the shareholders of the Company and investors shall pay attention to the actions of the Large-scale Share Acquirer.

(2)	Impact on shareholders and investors at the time of the gratis allotment of Stock Acquisition Rights

If the board of directors of the Company resolves to implement an allotment of Stock Acquisition Rights without contribution, the Company will implement an allotment of Stock Acquisition Rights without contribution to all registered shareholders of the Company as of the Record Date of Allotment at a ratio of one Stock Acquisition Right per one share. If the shareholders do not comply with any required payment for the allotment and procedures for the exercise of Stock Acquisition Rights detailed in (3) “Necessary procedures for shareholders upon the allotment of Stock Acquisition Rights without contribution” (ii) below within the rights exercise period, the shares they hold in the Company will be diluted by the exercise of Stock Acquisition Rights by other shareholders. However, there may be possibilities that the Company will acquire the Stock Acquisition Rights of all shareholders other than the Nonqualified Person and, in exchange, deliver shares in the Company, in accordance with the procedures set out in (3) “Necessary procedures for shareholders upon the allotment of Stock Acquisition Rights without contribution” (iii) below. If the Company carries out such acquisition procedures, all shareholders other than the Nonqualified Person will come to receive shares in the Company without exercising their Stock Acquisition Rights or paying an amount equivalent to the exercise price, and no dilution of the value of the aggregate shares in the Company they hold will result (only dilution of the value per share of shares in the Company they hold will result).

Furthermore, in certain events such as withdrawal of the Large-scale Acquisition by the Large-scale Acquirer, the Company may cancel its allotment of Stock Acquisition Rights without contribution after the Record Date of Allotment or the effective date of the allotment of Stock Acquisition Rights without contribution, or acquire Stock Acquisition Rights before commencement date of the exercise period of the Stock Acquisition Rights without consideration and without delivering no shares to the holders of Stock Acquisition Rights. In such event, those shareholders who sold or purchased the shares in the Company based on the assumption that dilution of the value per share of the shares in the Company will occur might suffer damage commensurate with and due to fluctuations in the value of the shares.

(3)	Necessary procedures for shareholders upon the allotment of Stock Acquisition Rights without contribution

(i)	Procedures for entry of name change

If implementation of an allotment of Stock Acquisition Rights without contribution is resolved, it will be necessary for shareholders to arrange for the procedures for entry of name change as soon as possible, since those who do not complete the entry of name change by the Record Date of Allotment, determined separately by the board of directors and publicly notified (No procedures for entry of name change are required for those share certificates deposited with the Japan Securities Depositary Center, Inc.).

In connection with this, all shareholders who are registered or recorded in the last register of shareholders or register of beneficial shareholders of the Company as of the Record Date of Allotment will become the holders of Stock Acquisition Rights as a matter of course on the effective date of the allotment of Stock Acquisition Rights without contribution.

(ii)	Procedures for exercising Stock Acquisition Rights

The Company will deliver, as a general rule, an exercise request form for the Stock Acquisition Rights (in a form prescribed by the Company) and other documents necessary for the exercise of the Stock Acquisition Rights to all shareholders registered or recorded on the last register of shareholders or register of beneficial shareholders of the Company as of the Record Date of allotment. After the allotment of Stock Acquisition Rights without contribution, the shareholders will be issued such number (not more than one) of shares in the Company as determined by the Company’s board of directors per one Stock Acquisition Right, by paying to the place handling agent such payments the amount of property to be paid for the exercise of Stock Acquisition Rights during the exercise period.

(iii)	Procedures for the acquisition of Stock Acquisition Rights by the Company

If the Company’s board of directors resolves to acquire the Stock Acquisition Rights, the Company will acquire the Stock Acquisition Rights in accordance with the statutory procedures, on a date separately resolved by the Company’s board of directors. When the Company is to deliver shares of the Company to shareholders in exchange for the acquisition of Stock Acquisition Rights, it shall do so promptly. Further, in such case, the shareholders concerned are not required to take procedures for exercising Stock Acquisition Rights prescribed in (ii) above, including the payments, but will be separately requested to submit, in a form prescribed by the Company, representations and warranties regarding matters such as the fact that they are not a Nonqualified Person, as well as indemnity clauses and other covenants. In addition to the above, the Company will disclose information or notify all of its shareholders with respect to the particulars of the allotment method, method of procedures for entry of name change, exercise method and method for acquisition by the Company after any resolution of the board of directors of the Company in relation to an allotment of Stock Acquisition Rights without contribution, so we would like to ask shareholders to check these details at that time.

Exhibit 1

Outline of the Rules of the Independent Committee

1.	Constitution

•

The Independent Committee shall have a high level of discernment or sophisticated expertise in business management and consist of outside directors of the Company, outside statutory auditors of the Company and outside experts who are independent from the directors and officers which conduct the execution of the business of the Company; and there shall be no less than three (3) members of the Independent Committee as a general rule.

•	Members of the Independent Committee shall be elected by a resolution of the board of directors of the Company.

2.	Term of Office

•

The term of office of members of the Independent Committee shall be until the end of the term of the board of directors of the Company immediately after the ordinary general meeting of shareholders relating to the final term of the fiscal year ending within a year the members have been elected is held, and re-appointment of such members shall not be precluded. Unless otherwise determined by a resolution of the board of directors that the term of office of members is expired, they shall be deemed to be reappointed by such board of directors of the Company; provided, however, that if any member who is an outside director of the Company or outside statutory auditor of the Company ceases to be an outside director of the Company or outside statutory auditor of the Company, the term of office of any member of the Independent Committee shall end at the same time.

3.	Authority and Responsibility

•

The Independent Committee shall comply with an advisory from the board of directors, consider and resolve mainly the particulars mentioned below, and submit recommendation to the board of directors of the Company containing the details of and reasons for the recommendation.

(a)	Determination whether the Large-scale Acquisition Rule is complied with

(b)	Determination whether the Large-scale Acquisition that is subject to the Plan seriously undermines the corporate value of the Company or the common interest of those shareholders

(c)	Determination whether information that the Large-scale Acquirer provides is necessary and adequate

(d)	Determination whether the extension of the Evaluation Period of Acquisition is necessary

(e)	Necessity of implementation of countermeasures

(f)	Necessity of cancellation of a countermeasure

(g)	Necessity of abolition or amendment of the Plan.

•	In addition to the matters prescribed above, the Independent Committee may conduct the matters listed below complying with an advisory and a request from the board of directors.

(a)	Determining the information that the Large-scale Acquirer and board of directors of the Company should provide to the Independent Committee, and the deadline for the provision of that information.

(b)	Examination and consideration of the terms of the Large-scale Acquisition by the Large-scale Acquirer.

(c)	Negotiation and discussion with the Large-scale Acquirer

(d)	Request for an alternative proposal and consideration of the alternative proposal to the board of directors of the Company.

•

If the Independent Committee decides that the information of the Large-scale Acquisition is inadequate or insufficient, it shall request the Large-scale Acquirer to submit additional information. Further, if the Independent Committee receives from the Large-scale Acquirer the information of the Large-scale Acquisition and any additional information that it requests, it may request the board of directors of the Company to provide within a certain period an opinion on the terms of the Large-scale Acquisition by the Large-scale Acquirer and materials supporting that opinion, alternative proposal, and any other information that the Independent Committee may consider necessary from time to time.

•

In order to collect the necessary information, the Independent Committee may request the attendance of a director, statutory auditor or employee of the Company, or any other party that the Independent Committee considers necessary, and may require explanation of any matter it requests.

•

The Independent Committee may, at the Company’s expense, obtain the advice of an independent outside expert (including financial advisors, certified public accountants, lawyers, consultants and other experts) and similar actions.

•

The Independent Committee must make decisions with a view to securing and improving the corporate value of the Company and, in turn, the common interest of its shareholders, and each member must not serve the purpose of its own interests or those of third parties, including the management of the Company.

•	Respecting recommendations by the Independent Committee, the board of directors of the Company shall make a resolution concerning the implementation of countermeasures and other matters.

4.	Resolution

•

A resolution of a meeting of the Independent Committee shall, as a general rule, pass with a majority when all the members except for the specially related parties are in attendance; provided, however, that when members who are involved in accidents or caught in unavoidable circumstances, a resolution may pass with a majority of the members present (such present members shall consist of the majority of all members).

Exhibit 2

Names and Career Summary of Members of the Independent Committee

Tomokazu Godai	Born on October 6, 1939
June 1975	Appointed as President of Maya Shoji Co., Ltd. (currently MAYATEC Co., Ltd.)
May 1992	Appointed as Director of the Company (present post)
June 2006	Appointed as Board Chairman and CEO, MAYATEC Co., Ltd. (present post)

Hiroyuki Mizuno	Born on April 20, 1929
June 1990	Appointed Vice-president of Matsushita Electric Industrial Co., Ltd.
August 1994	Appointed as Consulting Professor of Stanford University
April 1998	Appointed as Center President of Hiroshima Prefectural Institute of Industrial Science and Technology (present post)
June 2001	Appointed as Director of the Company (present post)
June 2002	Appointed as Director of MegaChips Corporation (present post)

Noboru Onuma	Born on January 1, 1948
April 1970	Appointed as Mitsui Bank (currently Sumitomo Mitsui Banking Corporation)
April 1998	Appointed as General Manager, Fukuoka Branch of the said bank
April 1999	Appointed as Administration Officer of said bank
June 1999	Appointed as Standing Corporate Auditor of the Company (present post)

Exhibit 3

Present Status of Major Shareholders of the Company

Major shareholders of the Company as of March 31, 2007 is as follows.

Name of Shareholders	Contribution status to the Company
	Number of Shares held (thousand shares)	Controlling Share (%)
Kozuki Foundation for Sports and Education	14,330	10.44
Kozuki Holding B.V.	13,530	9.86
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	9,238	6.73
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	8,581	6.25
Kozuki Capital Corporation	7,036	5.13
The Chase Manhattan Bank, N.A. London	4,963	3.62
Sumitomo Mitsui Banking Corporation	4,135	3.01
BNP PARIBAS Securities (Japan) Limited	3,488	2.54
State Street Bank and Trust Company	2,417	1.76
CALYON DMA OTC	2,312	1.68

(Note) The total number of issued shares is 143,555,786. Controlling share is calculated after deduction of its own share (6,300 thousand shares).

Exhibit 4

Flowchart for an initiation of a Large-scale Acquisition

Appearance of a Large-scale Acquirer of the Company's Shares
(The holding ratio of the share certificates, etc. amounting to 20% or more of the share certificates issued by the Company)
The Large-scale Acquisition Rule
(①Provision of information ②Assignment of an evaluation period)
Compliance with the Large-scale Share Acquisition Rule
Noncompliance with the Large-scale Share Acquisition Rule
Preparation for the Statement of Intention and information provided to the board of directors the board of directors
Evaluation and Consideration by the board of directors
Consultation with the Independent Committee
Consultation with the Independent
the Independent Committee
Evaluation and determination of the Independent Committee
Recommendations to the board of directors
Confirmation of the Independent Committee
Recommendations to the board of directors
Recommendation
Non-Implementation of countermeasures
Implementation of countermeasures
Determination of the board of directors (respecting the recommendations of the Independent Committee to the maximum extent)
Corporate resolution on non-implementation of
Corporate resolution on implementation of gratis allotment of Stock Acquisition Rights etc.
Non-implementation of countermeasures
Implementation of gratis allotment of Stock Acquisition Rights etc.
Leave the decision up to the shareholders
Auditor's consent (Note 2)
Advice from outside experts (*if needed)

(Note 1)	The flowchart remarked above is a reference material aiming to facilitate understanding of the Plan. Please refer to the text herein for details of the Plan.

(Note 2)	Prior written consent of the auditor shall be required for the corporate resolution over the implementation of countermeasures, and it shall be no longer required in case of non-implementation of countermeasures.